Exhibit 12.1

Lowe’s Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Fiscal Years Ended On
	February 1, 2013	January 31, 2014	January 30, 2015	January 29, 2016 [4]	February 3, 2017
Earnings:
Earnings Before Income Taxes	$3,137	$3,673	$4,276	$4,419	$5,201
Fixed Charges	605	623	677	720	847
Capitalized Interest [1]	6	8	9	9	8
Adjusted Earnings	$3,748	$4,304	$4,962	$5,148	$6,056

Fixed Charges:
Interest Expense [2]	463	478	525	559	659
Rental Expense [3]	142	145	152	161	188
Total Fixed Charges	$605	$623	$677	$720	$847

Ratio of Earnings to Fixed Charges	6.2	6.9	7.3	7.1	7.2

[1]	Includes the net of subtractions for interest capitalized and additions for amortization of previously-capitalized interest.

[2]	Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

[3]	The portion of rental expense that is representative of the interest factor in these rentals.

[4]
Earnings for the fiscal year ended January 29, 2016 included a $530 million non-cash impairment charge related to the investment in the Australia joint venture with Woolworths Limited. Excluding this charge from the calculation would result in a ratio of earnings to fixed charges of 7.9 for the fiscal year ended January 29, 2016.